UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

iSoftStone Holdings Limited
(Name of Issuer)
Ordinary Shares*
American Depositary Shares
(Title of Class of Securities)
46489B108**
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

* Not for trading, but only in connection with the registration of American Depositary Shares each representing ten ordinary shares.

** This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46489B108	Page	2	of	8

1	NAMES OF REPORTING PERSONS Yong Feng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		30,604,561[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,604,561

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,604,561

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Includes (i) 29,104,561 ordinary shares held by United Innovation (China) Ltd., a British Virgin Islands company of which Mr. Feng holds 59.7% of the outstanding shares of, is sole director of and exercises sole voting and dispositive power over, and (ii) 1,500,000 ordinary shares issuable upon exercise of options within 60 days of December 31, 2010 held by High Flier Limited, a British Virgin Islands company of which Mr. Feng is sole director.
2 Based on 523,953,829 outstanding ordinary shares as of December 31, 2010.

CUSIP No.	46489B108	Page	3	of	8

1	NAMES OF REPORTING PERSONS United Innovation (China) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		29,104,561[3]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,104,561

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,104,561

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
3 The shares of United Innovation (China) Ltd. are held by Yong Feng, Ying Huang, Zhaohuai Rui and Kai Mei. Mr. Feng holders 59.71% of the outstanding shares of, is sole director of and exercises sole voting and dispositive power over United Innovation (China) Ltd.
4 Based on 523,953,829 outstanding ordinary shares as of December 31, 2010.

CUSIP No.	46489B108	Page	4	of	8

Item 1(a)	Name of Issuer:

iSoftStone Holdings Limited (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

International Software Plaza
Building 9 Zhongguancun Software Park
No. 8 West Dongbeiwang Road, Haidian District
Beijing 100193, PRC

Item 2(a)	Name of Person Filing:

Yong Feng

United Innovation (China) Ltd.

Item 2(b)	Address of Principal Business Office or, If None, Residence

Yong Feng
International Software Plaza
Building 9 Zhongguancun Software Park
No. 8 West Dongbeiwang Road, Haidian District
Beijing 100193, PRC

United Innovation (China) Ltd.
P.O. Box 957
Offshore Incorporations Centre
Road Town, Tortola, British Virgin Islands

Item 2(c)	Citizenship

Yong Feng — People’s Republic of China

United Innovation (China) Ltd. — British Virgin Islands

Item 2(d)	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share

American Depository Shares, each representing ten ordinary shares

Item 2(e)	CUSIP Number:

46489B108

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No.	46489B108	Page	5	of	8

Item 4.	Ownership

(a) Amount Beneficially Owned:

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Yong Feng	30,604,561 ordinary shares	5.8%	30,604,561 ordinary shares	0	30,604,561 ordinary shares	0

United Innovation (China) Ltd.	29,104,561 ordinary shares	5.6%	29,104,561 ordinary shares	0	29,104,561 ordinary shares	0
The percentages of ownership set forth above are based on 523,953,829 ordinary shares outstanding as of December 31, 2010.
United Innovation (China) Ltd. is the record holder of 29,104,561 ordinary shares. The shares of United Innovation (China) Ltd. are held by Yong Feng, Ying Huang, Zhaohuai Rui and Kai Mei. Mr. Feng holds 59.7% of the outstanding shares of, is sole director of and exercises sole voting and dispositive power over United Innovation (China) Ltd.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No.	46489B108	Page	6	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2011

Yong Feng
/s/ Yong Feng

United Innovation (China) Ltd.
By:	/s/ Yong Feng
Name:	Yong Feng
Title:	Sole director of United Innovation (China) Ltd.

CUSIP No.	46489B108	Page	7	of	8

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value US$0.0001, of iSoftStone Holdings Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.
Dated: February 1, 2011

Yong Feng
/s/ Yong Feng

United Innovation (China) Ltd.
By:	/s/ Yong Feng
Name:	Yong Feng
Title:	Sole director of United Innovation (China) Ltd.